27680 Franklin Road Southfield, MI 48034 P: 248.223.9160

June 1, 2015

J. Nolan McWilliams
Attorney-Advisor
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C., 20549-3561

Re:	Diversified Restaurant Holdings, Inc.

Registration Statement on Form S-3
Filed March 13, 2015
File No. 333-202734
Dear Mr. McWilliams:
On behalf of Diversified Restaurant Holdings, Inc. (the "Company"), I write to respond to the comments contained in your letter to the Company dated April 6, 2015, related to the above-referenced registration statement (the “Registration Statement”). For your ease of reference, your comment, followed by the Company's response is set forth below. Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement. To expedite your review, we are providing three courtesy copies, clean and marked, of Amendment No. 1 to the Registration Statement. The marked copies show changes to our initial filing.
FORM S-3 Registration Statement
Commission Comment:

1.
We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2014. However, the Form 10-K incorporates information from your definitive proxy statement which has not yet been filed. Please confirm your understanding that we will not be in a position to declare your filing effective until you have either amended the Form 10-K to include Part III or have filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Company Response:
The Company confirms that it filed its definitive proxy statement for its 2015 Annual Meeting of Stockholders on April 8, 2014.

27680 Franklin Road Southfield, MI 48034 P: 248.223.9160

Exhibit Index

2.
Please file the form of indenture prior to requesting effectiveness of the registration statement. Indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. Please refer to Compliance and Disclosure Interpretations, Trust Indenture Act of 1939, Interpretation 201.04, which can be found on our website, for guidance.

Company Response
The Company has filed its form of indenture as Exhibit 4.5 to its Amendment No. 1 to Form S-3.
Exhibit 5.1

3.
Counsel states that the opinions rendered are limited to the laws of the state of Nevada. However, on page 12 of the prospectus you state that the indentures and the debt securities shall be construed in accordance with and governed by the laws of the state of Michigan. Please revise your legal opinion accordingly. For guidance, please see Section II.B.1.e of Staff Legal Bulletin No. 19. Please also file signed exhibit 5.1 prior to requesting effectiveness of the registration statement.

Company Response
We have revised this disclosure on page 11 of Amendment No. 1 to Form S-3 to provide that the indentures and debt securities shall be construed in accordance with and governed by the laws of the State of Nevada.
The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

27680 Franklin Road Southfield, MI 48034 P: 248.223.9160

Very truly yours,

DIVERSIFIED RESTAURANT HOLDINGS, INC.

/s/ David G. Burke
David G. Burke
Principal Financial and Accounting Officer

Enclosure
cc: Michael T. Raymond, Esq.